# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vroom, Inc., CIK 0001580864
CUSIP: 92918V307
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4700 Mercantile Dr., Fort Worth, Texas (TX), 76137
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001104659-25-005058
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, 527 Madison Avenue, 6th Floor, New York, New York (NY), 10022, (646) 747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,952,231; sole dispositive power 0; shared dispositive power 3,952,231; aggregate amount beneficially owned 3,952,231 (76.5% of the class)
  Comment: Rows 8, 10 and 11 include 3,952,231 shares of common stock ("Common Stock") of Vroom, Inc. (the "Issuer") directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Capital Management, LLC (CIK 0001730922): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,952,231; sole dispositive power 0; shared dispositive power 3,952,231; aggregate amount beneficially owned 3,952,231 (76.5% of the class)
  Comment: Rows 8, 10 and 11 include 3,952,231 shares of common stock ("Common Stock") of Vroom, Inc. (the "Issuer") directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Jason Mudrick (CIK 0001367262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,952,231; sole dispositive power 0; shared dispositive power 3,952,231; aggregate amount beneficially owned 3,952,231 (76.5% of the class)
  Comment: Rows 8, 10 and 11 include 3,952,231 shares of common stock ("Common Stock") of Vroom, Inc. (the "Issuer") directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. in the aggregate.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Fund Global, L.P. (CIK 0001813628): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,058,822; sole dispositive power 0; shared dispositive power 1,058,822; aggregate amount beneficially owned 1,058,822 (20.5% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick GP, LLC (CIK 0001656059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,058,822; sole dispositive power 0; shared dispositive power 1,058,822; aggregate amount beneficially owned 1,058,822 (20.5% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P. (CIK 0001763080): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 725,385; sole dispositive power 0; shared dispositive power 725,385; aggregate amount beneficially owned 725,385 (14% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (CIK 0001813394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 67,695; sole dispositive power 0; shared dispositive power 67,695; aggregate amount beneficially owned 67,695 (1.3% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (CIK 0001813765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 793,080; sole dispositive power 0; shared dispositive power 793,080; aggregate amount beneficially owned 793,080 (15.4% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Drawdown Fund III, L.P. (CIK 0002024855): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,005; sole dispositive power 0; shared dispositive power 44,005; aggregate amount beneficially owned 44,005 (0.9% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC (CIK 0002051254): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 44,005; sole dispositive power 0; shared dispositive power 44,005; aggregate amount beneficially owned 44,005 (0.9% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (CIK 0001860577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 200,657; sole dispositive power 0; shared dispositive power 200,657; aggregate amount beneficially owned 200,657 (3.9% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (CIK 0001959099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 200,657; sole dispositive power 0; shared dispositive power 200,657; aggregate amount beneficially owned 200,657 (3.9% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity SIF Master Fund, L.P. (CIK 0001875540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 181,163; sole dispositive power 0; shared dispositive power 181,163; aggregate amount beneficially owned 181,163 (3.5% of the class)
  Comment: Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.
- Mudrick Distressed Opportunity SIF GP, LLC (CIK 0001959041): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 181,163; sole dispositive power 0; shared dispositive power 181,163; aggregate amount beneficially owned 181,163 (3.5% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 5,163,109 shares of Common Stock of the Issuer outstanding as of January 14, 2025, as set forth in the Form 8-K filed by the Issuer with the Commission on January 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Vroom, Inc.
Address of issuer's principal executive offices: 4700 Mercantile Dr., Fort Worth, Texas (TX), 76137
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D originally filed by the Reporting Persons on January 22, 2025, and relates to the common stock, par value $0.0001 per share ("Common Stock"), of Vroom, Inc. (the "Issuer"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 of the Schedule 13D is amended and supplemented as follows:

On February 18, 2025, Mr. Mudrick entered into a board observer agreement (the "Board Observer Agreement") with the Issuer. Pursuant to the terms and conditions of the Board Observer Agreement, Mr. Mudrick may attend meetings of the Board of Directors of the Company and its committees as a non-voting observer, subject to certain exceptions. The Board Observer Agreement requires the Company to reimburse Mr. Mudrick for the reasonable and documented out-of-pocket expenses, including, but not limited to, travel expenses, incurred by Mr. Mudrick in connection with attending meetings of the Board and/or its committees. Mr. Mudrick is not entitled to any fees in connection with his role as an observer. Mr. Mudrick's rights as an observer may be terminated (i) by the vote of a majority of the Board, upon 30 days' notice or (ii) by Mr. Mudrick, in his sole discretion. The foregoing description of the Board Observer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as Exhibit 1 to this Amendment 1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Board Observer Agreement, dated as of February 18, 2025, by and among Jason Mudrick and Vroom, Inc.

2. Joint Filing Agreement, dated as of February 20, 2025, by and among the Reporting Persons.

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF GP, LLC, its general partner /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick/Sole Member (02/20/2025)